UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Change of Candidate for Director and Representative Corporate Executive Officer

Tokyo, May 24, 2017 — Mitsubishi UFJ Financial Group, Inc. (MUFG) announced a press release on May 15, 2017 titled “MUFG Directors and Corporate Executive Officers, Candidates and Planned Changes”, those new appointing directors who are planned to be elected at the Annual General Meeting of Shareholders scheduled for June 29, 2017. However, MUFG resolved to change one of the candidates for Director and Representative Corporate Executive Officer at the meeting of the Board of Directors held today.

1.	Change of Candidate for Director

(1)	Reason for Change

Mr. Takashi Oyamada who was a candidate for Director declined the offer.

(2)	Content of the Change

(Before)

Director Candidate    Takashi Oyamada

(New)

Director Candidate    Kanetsugu Mike

2.	Change of Representative Corporate Executive Officer (as of June 14, 2017)

Name	New Position	Former Position
Kanetsugu Mike	Deputy Chairman (Representative Corporate Executive Officer)	—

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Corporate Communications Division

Media Relations Office

81-3-3240-7651